Exhibit 99.1

HAFNIA LIMITED: Update on share buyback program

Singapore, December 23, 2024

Reference is made to the stock exchange announcement made by Hafnia Limited ("Hafnia" or the "Company", OSE ticker code: "HAFNI", NYSE ticker code: "HAFN") on December 2, 2024, regarding the launch of a share buyback program of up to USD 100 million, from December 2, 2024, to January 27, 2025 (the "Buy-Back Program").

The Company hereby announces that the Buy-Back Program will be on pause with no shares being acquired by the Company from and including December 23, 2024, to and including January 5, 2025.

The Buy-Back Program will commence again on January 6, 2025, without further announcement.

Otherwise the terms set out in the launch announcement on December 2, 2024, remain unchanged.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act and article 5 of the European Market Abuse Regulation.

For further information, please contact:

Mikael Skov
CEO Hafnia Limited
+65 8533 8900

* * *

About Hafnia Limited:

Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.

As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.

Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.